OFFER TO PURCHASE FOR CASH

                                  11,000 UNITS
                       of Limited Partnership Interest in

                   SECURED INVESTMENT RESOURCES FUND, L.P. II
                                       by
                            MILLENIUM MANAGEMENT, LLC

                           at a Cash Purchase Price of
                                  $100 per Unit


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON TUESDAY, NOVEMBER 15, 2005, UNLESS THE OFFER IS EXTENDED.


     Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, is offering to purchase 11,000 Units of SECURED INVESTMENT RESOURCES FUND, L.P. II (the "Partnership"), at a cash purchase price of $100 per Unit, without interest. No transfer fees will be deducted. The Offer (as defined below) is subject to certain terms and conditions set forth in this Offer to Purchase, as it may be supplemented from time to time (the "Offer to Purchase") and in the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). This Offer is not subject to brokerage commissions or and is not conditioned upon financing. To the knowledge of the Purchaser, a Unit Holder will not incur any fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer; unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

         The enclosed Letter of Transmittal may be used to tender Units for the Offer. Please read all Offer materials completely before completing and returning the Letter of Transmittal (blue form).
                               ------------------

                 For More Information or for Further Assistance,
                    Please Call or Contact the Purchaser at:

                            Millenium Management, LLC
                           199 South Los Robles Avenue
                                    Suite 200
                           Pasadena, California 91101
                                 (626) 585-5920
                           (800) 611-4613 (toll free)



October 13, 2005

                                TABLE OF CONTENTS
                                                                           Page

INTRODUCTION..................................................................1

SUMMARY OF THE OFFER..........................................................1

BACKGROUND OF THE OFFER.......................................................3

DETAILS OF THE OFFER..........................................................4
       1.   Terms of the Offer; Expiration Date; Proration....................4
       2.   Acceptance for Payment and Payment of Purchase Price..............4
       3.   Procedure to Accept the Offer.....................................5
       4.   Determination of Validity; Rejection of Units; Waiver of
            Defects; No Obligation to Give Notice of Defects..................5
       5.   Withdrawal Rights.................................................6
       6.   Extension of Tender Period; Amendment.............................7
       7.   Conditions of the Offer...........................................7
       8.   Backup Federal Income Tax Withholding.............................8
       9.   FIRPTA Withholding................................................8

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP................................8
       General................................................................9
       Outstanding Units......................................................9
       Trading History of the Units...........................................9
       Selected Financial and Property Related Data...........................9

DETERMINATION OF OFFER PRICE..................................................9

CERTAIN INFORMATION CONCERNING THE PURCHASER..................................14
       The Purchaser..........................................................14
       General................................................................14
       Prior Acquisitions of Units and Prior Contacts.........................14
       Source of Funds........................................................15

FUTURE PLANS OF THE PURCHASER.................................................15

EFFECTS OF THE OFFER..........................................................16
       Future Benefits of Unit Ownership......................................16
       Limitations on Resales.................................................16
       Influence Over Future Voting Decisions.................................16

FEDERAL INCOME TAX MATTERS....................................................16

CERTAIN LEGAL MATTERS.........................................................18
       General................................................................18
       State Takeover Statutes................................................18
       Fees and Expenses......................................................18
       Miscellaneous..........................................................18

SCHEDULE I - EXECUTIVE OFFICERS
APPENDIX A - PARTNERSHIP INFORMATION

                                  INTRODUCTION

     The Purchaser hereby offers to purchase 11,000 Units of limited partnership interest in the Partnership at a cash purchase price of $100 per Unit, without interest. No transfer fees will be deducted. To the knowledge of the Purchaser, a Unit Holder will not incur any other fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer; unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

                              SUMMARY OF THE OFFER.

     The purpose of the Offer is for the Purchaser to acquire an equity interest in the Partnership for investment purposes.

     In considering the Offer, Unit Holders are urged to consider the following:

     o The price offered for the Units is $100 in CASH. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o Purchaser calculated a current estimated liquidation value of the Partnership of $120 per Unit, considering the estimated property values and the other assets and liabilities of the Partnership. See "Determination of Offer Price."

     o Millenium is the general partner of the Partnership and therefore has a conflict of interest in making this Offer. Millenium became the sole general partner of the Partnership, assuming control from the prior general partners: James R. Hoyt and Secured Investment Resources II, Inc. (the "Former General Partners"), pursuant to the vote of limited partners holding a majority of the units of limited partnership interest.

     o The offer price is speculative due to the substantial uncertainties and risks that exist at this time. See "Determination of the Offer Price."

     o One of the Partnership's three remaining properties, the Sunwood Village Apartments, is still tied up in litigation. At this time the Purchaser, as the new general partner, cannot predict whether or not we will succeed in preventing a loss of the property at a price that we believe does not represent its full value. See "Background of the Offer" and "Appendix A."

     o The Former General Partners have not obtained audited financials for over five (5) years. The financial information described herein relating to periods prior to the replacement of the Former General Partners is based on unaudited information received from the Former General Partners, which is the only historical information available to Millenium. See "Certain Information Concerning the Partnership - Selected Financial and Property Related Data," and "Appendix A."

     o There is no current plan to sell the Partnership's properties or liquidate the Partnership. Millenium, as general partner, has not yet determined a plan for managing each property held by the Partnership that Millenium believes to be in the best interests of the Partnership.

     o The Partnership will not be required to terminate before the year 2046, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership's limited partnership agreement.

     o The Units are illiquid - trades of only 338 Units have been reported over the last 12 months, according to Direct Investment Spectrum, an independent industry publication. Such trades occurred between August 1, 2004 and July 31, 2005 at the average price of $127.16 per Unit, before commissions. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See "Certain Information Concerning the Partnership - Trading History of the Units."

     o Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after 2005. Also, Unit Holders may obtain a tax benefit from accumulated passive losses that can be used upon the disposition of their interests in the Partnership. Each Unit Holder should consult his tax advisor about this possibility.

     o Due to its conflict of interest, Millenium is unable to make a recommendation regarding the Offer.

     o The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, the desire of the Purchaser to purchase Units at a low price conflicts with the desire of the Unit Holders to sell their Units at a high price.

     o The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including distributions resulting from any future sale of the Partnership's properties. Unit Holders may have a more immediate need to use the cash now tied up in the Units, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Units. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o The Offer allows Unit Holders the option to sell "All or None" of their Units, thereby allowing Unit Holders the option to avoid proration if more than 11,000 Units are tendered. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration" and "- Withdrawal Rights - Automatic Withdrawal Option."

     Each Unit Holder must make his own decision, based on the Unit Holder's particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

     The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Agreement of Transfer and Letter of Transmittal, that are not summarized above.

                             BACKGROUND OF THE OFFER

     The Partnership, though subject to the public reporting requirements of the Securities Exchange Act of 1934, has not filed any periodic reports with the Securities and Exchange Commission since the quarterly report for its fiscal quarter ended September 30, 1999, and has not otherwise published or provided Unit Holders with audited financial statements reporting on the Partnership's operations and financial condition.

     In October 2003, Everest Management, LLC and KM Investments, LLC, affiliates of the Purchaser, filed suit against the Former General Partners, the Partnership and another partnership for which James Hoyt and his affiliate served as general partners, Secured Investment Resources Fund, L.P. ("SIRF I") seeking access to the books and records of the Partnership and SIRF I.

     In April 2004, the Purchaser commenced solicitations of Unit Holders in the Partnership and SIRF I to obtain their written consents to the removal of the Former General Partners as general partner of the Partnership.

     In June 2004, the Purchaser's affiliates sought, and subsequently obtained, the appointment of a receiver for the assets of the Partnership and SIRF I.

     In August 2004, the Former General Partners filed suit against the Purchaser and its affiliates alleging that the proxy statements and solicitation sent by them to Unit Holders of the Partnership and SIRF I contained materially false and misleading information; and requesting a declaration that the voting procedures set forth in the proxy solicitation violated the respective partnership agreements and that any resulting votes were void and of no effect.

         In January 2005, the Purchaser and the Former General Partners entered into a Settlement Agreement which resolved the foregoing litigation and allowed Millenium to take over as the new general partner of the Partnerships on March 3, 2005. See "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts."

     In March 2005, Millenium engaged new, unaffiliated property management companies which, as of the date of this Offer, have just recently taken over the actual operation of the properties. Millenium has taken possession of most of the books and records of the Partnership, but the material is voluminous and Millenium has not been able to review such information. From the materials that have been reviewed so far, it appears that there are potentially significant gaps in information.

     In March 2005, the Partnership received notice that the foreclosure process for the Sunwood Apartments property had been recommenced. Millenium was able to reach an agreement with the lender by which the lender accepted a partial payment of the total overdue amount on the loan, thereby saving the property from the threat of foreclosure. To perform that agreement, the Partnership borrowed approximately $800,000 from affiliates of Millenium and the property's independent management company that were willing to make such a loan.

     A company called Mega Ventures has sued to try to enforce an agreement to sell Sunwood signed by the Former General Partners. Millenium believes the contract was terminated or is otherwise not enforceable and believes it is in the best interest of the Partnership not to sell Sunwood for the price to which the Former General Partners agreed. Mega Ventures filed a motion for summary judgment which asked the Court to decide the case in their favor even though the case is only in the early stages. That motion was denied in August 2005.

Discovery in that case is ongoing. We cannot predict the outcome of that litigation, however, it is possible for adverse rulings or decisions in that case to have a materially adverse effect on the financial condition of the Partnership.

                              DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 11,000 validly tendered, and not withdrawn, Units in accordance with the procedures set forth in this Offer to Purchase ("Properly Tendered"). For purposes of the Offer, the term "Expiration Date" means 5:00 p.m., Los Angeles time, on Tuesday, November 15, 2005, unless the Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date to which the Offer is extended by the Purchaser.

     If, prior to the Expiration Date, the Purchaser increases the price offered to the Unit Holders pursuant to the Offer, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

     If more than 11,000 Units are Properly Tendered the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 11,000 Units, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to 11,000 Units, the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See "Effects of the Offer - Limitations on Resales."

     Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. See "Details of the Offer - Withdrawal Rights." If more than 11,000 Units have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.

     If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Units that are Properly Tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 11,000 Properly Tendered Units, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, and (ii) any other documents required in accordance with the Letter of Transmittal.

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
     No transfer fees will be deducted. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Units are not purchased for any reason (other than proration adjustments), the Purchaser may destroy the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser's rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

     3. Procedure to Accept the Offer. For the tender of any Units to be valid, the Purchaser must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal and all documents required by the Instructions.

     The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, "Distributions")), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder's Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof.

     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser reserves the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when the Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.

     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 12, 2005. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer.

     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

     Automatic Withdrawal Option. Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If at any time during the day of the Expiration Date more than 11,000 Units have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will deem all Units from Unit Holders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Unit Holders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Letter of Transmittal with their preferred election, in the manner described in Section 3 herein.

     6. Extension of Tender Period; Amendment. The Purchaser expressly reserves the right at any time:

     o to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;

     o to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchaser reasonably anticipates the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;

     o to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).

Notice of any such extension or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act.

     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which, directly or indirectly, results in any of the consequences referred to in paragraph (a) above;

     (c) there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchaser, that shall not have occurred or been filed or obtained, including a resolution to the satisfaction of any such authority of any comments or inquiries made concerning the Offer;

     (d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, or results of operations of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership's financial statements, or the Purchaser shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership's properties;

     (e) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units;

     The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of, any material change in the information previously provided. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchaser with the Unit Holder's correct taxpayer identification number in the space provided in the Letter of Transmittal.

     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder's taxpayer identification number and address and that the Unit Holder is not a foreign person.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     As noted above, the Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. However, the Partnership has not complied with its periodic reporting requirements since filing its quarterly report on Form 10-Q for the quarter ended September 30, 1999 in January of 2002. Since that date, the only public filings regarding the Partnership have been preliminary and definitive proxy soliciting materials and the Current Report on Form 8-K reporting that Millenium has become the new general partner of the Partnership, and the Tender Offer Statement and amendments filed by Millenium for its offer dated April 20, 2005. All such filed documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

     General. Attached as Part I of Appendix A to this Offer to Purchase is information excerpted from the last Annual Report on Form 10-K filed by the Partnership with the Commission, which was filed for the year ended December 31, 1998 (the "Last Form 10-K"), and additional information obtained by Millenium regarding the Partnership, which describe the business and operations of the Partnership.

     Outstanding Units. There are currently 53,661 Units issued and outstanding. The Units are held by approximately 1,962 Unit Holders.

     Trading History of the Units. There is no established trading market for the Units other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

     According to Direct Investment Spectrum, an independent third party publication, between August 1, 2004 and July 31, 2005 (the most recent published information): 338 Units traded at the average price of $127.16 per Unit. Sales may be conducted which are not reported in the Direct Investment Spectrum and the prices of sales through other channels may differ from those reported by the Direct Investment Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (typically up to 8% with a minimum of $150-$200) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Direct Investment Spectrum is accurate or complete. Except for the purchases described below in "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts" the Purchaser is not aware of any trades of units that were not reported in the Direct Investment Spectrum.

     Selected Financial and Property Related Data. Attached as Part II of Appendix A is certain financial information with respect to the Partnership and its properties. This information has been obtained by the Purchaser as a result of taking over as the new general partner of the Partnership. Such information includes unaudited financial information and other data as to which the Purchaser has no independent means to verify its accuracy, completeness or basis of presentation. More comprehensive financial and other information generally available for public companies in periodic reports and other documents filed with the Commission is not available for the Partnership. The Purchaser, as the new general partner, intends to obtain an audit of the Partnership's financial statements, but such audit has not yet been commenced. The Purchaser does not currently know when such an audit will be commenced or completed, and does not know if such audit will result in material changes to the financial information set forth in Appendix A. Unit Holders should refer to any documents filed with the Commission after the date of this Offer for more recent information relating to the business and operations of the Partnership.

                          DETERMINATION OF OFFER PRICE

     Before  establishing  the  Offer  price,  the  Purchaser  reviewed  certain information including among other things: (i) the Partnership's limited partnership agreement (the "Partnership Agreement"), and (ii) the financial information provided by the Former General Partners, and (iii) the operating results of the Partnership's properties since the Partnership was taken over by the Purchaser. The Former General Partners had obtained appraisals of the Partnership's properties; however, the Purchaser does not consider the appraisals to be relevant any longer given their age and given the Purchaser's experience managing the Partnership. However, information about the appraisals is provided below.

     Appraisal of Sunwood Village Apartments. The Former General Partner obtained an appraisal of the Sunwood Village Apartments property on or about April 13, 2004, from Cushman & Wakefield of Arizona, Inc. ("Cushman"). The appraisal is a "Restricted Use Appraisal Report" and is made subject to numerous limiting conditions and assumptions, including without limitation: it assumes the Partnership has good and marketable fee simple title to the property free and clear of all liens; the opinion of value is only as of the date of the appraisal; it assumes responsible ownership and competent management of the property; it assumes there are no hidden or unapparent conditions of the property, subsoil or structures that render the property more or less valuable; and Cushman may have relied on some information provided to it by the Former General Partners. Subject to the limiting conditions and assumptions therein, the appraisal estimates that the fair market value of the property was $10,700,000, as of the valuation date. The Purchaser has not received any representations or assurances from the Former General Partner, Cushman or any other party regarding such appraisal or the continuing accuracy thereof; and has not independently investigated the accuracy of such appraisal. The Purchaser disclaims responsibility for the contents of the appraisal except to the extent prohibited by law. A copy of the appraisal is filed as an Exhibit to the Schedule TO filed with the Commission relating to the Offer, and may be obtained in the manner described in "Certain Information Concerning the Partnership."

     Potential Sale of Sunwood Village Apartments. The Former General Partner entered into a contract to sell Sunwood Village to a company named Mega Ventures, for a purchase price of $12.6 Million, subject to certain conditions. The purchase contract was signed in March 2004. Although Millenium believes the contract was terminated or is otherwise not enforceable, Mega Ventures has sued to try to enforce the agreement, which Millenium believes indicates that the fair market value of the property is probably higher than the contract price, although Millenium has not made any other estimate of its value. Millenium believes it is in the best interest of the Partnership not to sell Sunwood for the contract price, but we cannot predict the outcome of that litigation.

     Appraisal of Oak Terrace Retirement Apartments. The Former General Partner obtained an appraisal of the Oak Terrace Retirement Apartments property on or about April 16, 2004, from Cushman & Wakefield of Illinois, Inc. ("Cushman"). The appraisal is a "Restricted Use Appraisal Report" and is made subject to numerous limiting conditions and assumptions, including without limitation: it assumes the Partnership has good and marketable fee simple title to the property free and clear of all liens; the opinion of value is only as of the date of the appraisal; it assumes responsible ownership and competent management of the property; it assumes there are no hidden or unapparent conditions of the property, subsoil or structures that render the property more or less valuable; and Cushman may have relied on some information provided to it by the Former General Partners. Subject to the limiting conditions and assumptions therein, the appraisal estimates that the fair market value of the property was $12.5 Million, as of the valuation date, which includes $4.1 Million of going concern value for the business operated at the property. However, because the property has bond financing that is favorable, the appraisal also estimates a value based on such financing of $16.1 Million. The Purchaser has not received any representations or assurances from the Former General Partner, Cushman or any other party regarding such appraisal or the continuing accuracy thereof; and has not independently investigated the accuracy of such appraisal. The Purchaser disclaims responsibility for the contents of the appraisal except to the extent prohibited by law. A copy of the appraisal is filed as an Exhibit to the Schedule TO filed with the Commission relating to the Offer, and may be obtained in the manner described in "Certain Information Concerning the Partnership."

     Appraisal of Bayberry Crossing Shopping Center. The Former General Partner obtained an appraisal of the Bayberry Crossing Shopping Center property on or about June 20, 2004, from Cushman & Wakefield of Illinois, Inc. ("Cushman"). The appraisal is a "Restricted Use Appraisal Report" and is made subject to numerous limiting conditions and assumptions, including without limitation: it assumes the Partnership has good and marketable fee simple title to the property free and clear of all liens; the opinion of value is only as of the date of the appraisal; it assumes responsible ownership and competent management of the property; it assumes there are no hidden or unapparent conditions of the property, subsoil or structures that render the property more or less valuable; and Cushman may have relied on some information provided to it by the Former General Partners. Subject to the limiting conditions and assumptions therein, the appraisal estimates that the fair market value of the property was $3.2 Million, as of the valuation date. The Purchaser has not received any representations or assurances from the Former General Partner, Cushman or any other party regarding such appraisal or the continuing accuracy thereof; and has not independently investigated the accuracy of such appraisal. The Purchaser disclaims responsibility for the contents of the appraisal except to the extent prohibited by law. A copy of the appraisal is filed as an Exhibit to the Schedule TO filed with the Commission relating to the Offer, and may be obtained in the manner described in "Certain Information Concerning the Partnership."

     The appraisals described above expressly disclaim responsibility to any party other than the original recipient and expressly disallow use for any purpose other than the original purpose, which purpose was not for Unit Holders to estimate the value of their Units. Therefore, Purchaser believes that the Unit Holders are not entitled to rely on Cushman's appraisals in any manner whatsoever.

     Purchaser's Estimate of Property Values. In order to estimate the proceeds that limited partners would receive if the Partnership were liquidated promptly, the Purchaser estimated a value for each of the Partnership's properties. Purchaser calculated an initial value for each property using a capitalization rate analysis. On the apartment properties, the actual Net Operating Income
("NOI") of the properties from January to July 2005 was used, adjusted to annualize such results and to deduct assumed recurring replacements of $400. For the Bayberry retail property, a pro forma NOI amount was used because the Purchaser believes that the historical revenues have been significantly lower than they should be because the Former General Partners signed leases that did not require tenants to pay for common area maintenance charges, which are normally passed through to tenants. Purchaser annualized the NOI budget for September-December 2005 because that portion of the budget reflects the Partnership's new leases, which have the normal pass-through of common area maintenance charges. Purchaser deducted 5% of pro forma NOI for assumed recurring replacements. Purchaser's calculation is set forth below.

                            Sunwood        Oak Terrace        Bayberry
                         Village Apts.(1)    Apts.(2)       Shopping Ctr.(3)

NOI                         $897,470        $1,163,578         $444,000

Recurring replacements      (100,800)       (51,600)           (22,200)

Adjusted NOI                 796,670         1,111,978          421,800

Capitalization rate          7.70%           9.20%              8.20%

Calculated value            $10,346,364     $12,086,717        $5,143,902

         ----------
         (1) Capitalization Rate per National Real Estate Index for "B" apartments in Las Vegas, NV, 2Q05.
         (2) Capitalization Rate per National Real Estate Index for "B" apartments in St. Louis, MO, 2Q05, plus 1% for Springfield location.
         (3) Capitalization Rate per National Real Estate Index for retail property in Kansas City, MO, 2Q05.

     The selection of a capitalization rate for an analysis such as Purchaser's is a matter of subjective judgment. The Purchaser used rates reported in an independent third-party publication, the National Real Estate Index ("NREI"), for the Second Quarter of 2005. However, because NREI does not report rates for Springfield, the Purchaser made a subjective adjustment to the capitalization rate for a nearby market to estimate a rate for Oak Terrace. Purchaser believes the capitalization rates used in its calculation are reasonable, but also believes that NREI rates are often on the higher end of the range of reasonable capitalization rates, thereby yielding lower value estimates than lower capitalization rates would yield. To assist Unit Holders in understanding the effect of using a different capitalization rate, the Purchaser has calculated that each 1% decrease in the selected capitalization rate would result in an increase in the calculated value of approximately $1,544,233 for Sunwood, $1,473,990 for Oak Terrace, and $714,431 for Bayberry.

     After making the foregoing calculations, Purchaser decided to use, as the estimated value for the Sunwood Village Apartments, the price in the purported March 2004 contract with Mega Ventures, which is the subject of the current litigation described previously in the Offer. Based on its view of the current market in Las Vegas, Nevada, the Purchaser believes that if the Partnership prevails in the litigation, which cannot be predicted, then Sunwood could potentially be sold at a significantly higher price; however, the Purchaser has not made an estimate of such price since that option is not currently available to the Partnership. The Purchaser did not attempt to estimate the effect of the favorable bond financing that Oak Terrace has, although the last appraisal (described above) estimated that the such financing, if assumed, would increase the value of the property by $3.6 Million. The Purchaser does not know and has not determined if the appraiser's opinion was reasonable.

     Liquidation Value Calculation. Purchaser calculated a current estimated liquidation value of the Partnership of $120 per Unit, considering the estimated property values described above and the other assets and liabilities of the Partnership. In estimating such liquidation value, Purchaser attributed no value to certain intangible assets and receivables: i.e., a promissory note from James Hoyt, a Former General Partner, in the amount of approximately $2.7 Million, a receivable from another partnership, Secured Investment Resources Fund, L.P. of $808,946, and the unamortized portion of debt issuance costs and leasing commissions that have already been spent by the Partnership and would have no value in a liquidation. Purchaser's calculation, including the other estimates and assumptions made by Purchaser in attempting to estimate the results of a current liquidation, is set forth below.

Estimated Values(1):
   Sunwood                                              $12,600,000
   Oak Terrace                                           12,086,717
   Bayberry                                               5,143,902
                                                        -----------
Total                                                    29,830,619
                                                        -----------
Cash at 7/31/05                                           2,046,055
Mortgage/Bond Debt at 7/31/05                           (21,177,887)
Other Liabilities                                          (705,292)
Repay Sunwood Class A Units(2)                           (1,201,500)
                                                        ------------

                                                        $ 8,791,995

Purchaser's Deductions and Reserves
Assumed commissions, closing and wind-up cost (5%        (1,491,531)
   of estimated value)
Reserve for Deferred Maintenance and Capital               (530,666)
  Expenditures
Reserve for loan prepayment or assumption fees             (308,814)
                                                        ------------
Estimated liquidation proceeds                          $ 6,460,984
                                                         ===========

Units outstanding                                            53,661

Per Unit estimated liquidation proceeds              $120/Unit

                  ----------
                  (1) See "Purchaser's Estimate of Property Values" above.
                  (2) In order to reinstate the mortgage loan on Sunwood Village
                      Apartments, the Partnership negotiated to pay the lender $800,000 to compromise and settle the default interest and penalty charges accumulated as a result of the Partnership's loan default. To fund such amount, Class A limited partner interests were issued by the Sunwood Village Joint Venture, L.P. to affiliates of Millenium and the property's independent management company, on terms that require a preferential repayment and preferred return before the Partnership receives any proceeds as a limited partner of the Sunwood Village Joint Venture, L.P., which owns the property.

     In determining its Offer price, the Purchaser considered the foregoing calculation. The Purchaser also considered its opinion that, under the present circumstances of the Partnership, a purchase of Units at this time is a highly speculative investment with a substantial risk of a significant or total loss, because of the lawsuit with Mega Ventures, the lack of reliable historical financial information, the possibility of unknown liabilities incurred by the Former General Partners, and the anticipated high operating costs that the

Partnership is likely to incur to complete the transition from the Former General Partners to Millenium as the new general partner and to resolve litigation that has resulted and may be commenced over the conduct of the Former General Partners. Furthermore, the Purchaser believes that any third party would offer only a fraction of such net asset value range to purchase the Units, if any third party were willing to make any offer at all, because of the foregoing risks, the inability of third party purchasers to control the Partnership, and the illiquidity of the Units. The Purchaser did not ascribe any specific values or discounts to the foregoing risk considerations. In view of all of the considerations described above in this Section, the Purchaser determined its Offer price by selecting a price that Purchaser is willing to pay, given the risks of its investment compared to the potential return, and that Purchaser believes is sufficiently high to motivate Unit Holders to sell their Units in order to dispose of their investment under the circumstances of the Partnership.

                  CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser. The Purchaser is a California limited liability company that was formed in 1998. The principal office of the Purchaser is 199 South Los Robles Avenue, Suite 200, Pasadena, CA 91101. The Purchaser's manager is Everest Properties II, LLC, a California limited liability company ("EPII"). Both the Purchaser and its manager have the same executive officers. For certain information concerning the executive officers of the Purchaser and its manager, see Schedule I to this Offer to Purchase.

     The Purchaser and EPII and their affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

     General. Except as set forth elsewhere in this Offer to Purchase: (i) the Purchaser does not beneficially own or have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of Purchaser or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership;
(ii) the Purchaser has not, and to the best knowledge of the Purchaser, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since December 31, 2002, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of its executive officers, directors or affiliates; and (v) since December 31, 2002, except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in
Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

     Prior Acquisitions of Units and Prior Contacts. On March 3, 2005, Millenium became the sole general partner of the Partnership , assuming control from the prior general partners: James R. Hoyt and Secured Investment Resources II, Inc.; pursuant to the vote of limited partners holding a majority of the units of limited partnership interest and the approval of the Court and court-appointed receiver in the case captioned Everest Management, LLC, et al. v. James R. Hoyt, et al., (District Court, Johnson County, Kansas, Case No. 03CV07056) (the "Litigation"). The Litigation involved the Partnership and another limited partnership controlled by Mr. Hoyt, and certain terms of the settlement are related to the foregoing change of control.

     The principal terms of the Settlement Agreement were as follows. All Unit Holders have been admitted as substitute limited partners with respect to the units they currently hold, and the Former General Partners were removed and Millenium became the successor general partner of the Partnership, in accordance with the Partnership Agreement and the majority vote received by Millenium. Mr. Hoyt signed a Promissory Note to repay all advances taken from the Partnership, which amount is initially set at $2.5 Million but shall be adjusted by auditors to ensure that Mr. Hoyt must repay all unrepaid loans or advances made to him and any other amounts taken in contravention of the Partnership's limited partnership agreement. The Promissory Note provides for repayment to be made over ten (10 ) years, with interest being charged at a variable rate of the Prime Rate plus one percent (1%).

     Millenium owns 14,646 limited partnership units. EPII owns 194 Units (62 of which were acquired pursuant to the Settlement Agreement for $100 per Unit), and other affiliates, Everest Management, LLC, and KM Investments, LLC, own 20 and 32 Units which were acquired several years ago. Millenium acquired its units pursuant to a tender offer dated April 20, 2005, at $100 per Unit, and in private purchases for $100 per Unit. The foregoing Units together represent 27.8% of the 53,661 limited partnership units outstanding. The foregoing Unit Holders do not intend to tender their Units to the Purchaser.

     Except as set forth above and below in this Offer document, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the Former General Partner concerning the Partnership. See also, "Background of the Offer."

     Source of Funds. Based on the Offer price of $100 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $1,125,000. The Purchaser expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have irrevocably agreed and are obligated to make such capital contributions available to the Purchaser on demand.

                          FUTURE PLANS OF THE PURCHASER

     The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment purposes. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units, although there is no current intention to do so. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

     Millenium's goals as the new general partner of the Partnership are: resume sending financial reports to the Unit Holders; resume making required filings with the Commission; investigate and pursue any further claims to be brought against the Former General Partners, if warranted; reduce property management fees and other expenses; and consider selling the properties and liquidating the Partnership if Millenium deems it to be in the best interest of the Partnership and the Unit Holders.

     Other than as set forth above, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership, and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

                              EFFECTS OF THE OFFER

     Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

     Limitations on Resales. The Partnership Agreement prohibits a transfer of Units if the transfer would result in 50% or more of the Units being transferred in a 12 month period (a "Tax Termination"). This provision may limit sales of Units on the secondary market and in private transactions following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination. Because the Units of the Partnership are not traded in any readily available market, the Purchaser believes it is highly improbable that the Partnership would receive requests to transfer 50% or more of the Units in any 12 month period, even after including transfers resulting from the Offer. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration."

     Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. The influence of Purchaser and its affiliates on taking or preventing such actions may be significantly increased after the Offer is completed.

                           FEDERAL INCOME TAX MATTERS

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The amount of a Unit Holder's adjusted tax basis in a Unit will vary depending upon the Unit Holder's particular circumstances, and it will include the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752). The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the purchase price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code
Section 752).

     The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight-line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code Section 751, a corresponding portion of such Unit Holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder's recognizing ordinary income with respect to the portion of the Unit Holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

     Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a "C" corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

     Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

     If a Unit Holder sells less than all of its interest in the Partnership pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its interest in the Partnership pursuant to the Offer, any "suspended" passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Unit Holder's other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other "ordinary" income (subject to any other applicable limitations). If more than the number of Units sought in the Offer are Properly Tendered, some tendering Unit Holders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser, unless the Purchaser amends the Offer to increase the number of Units to be purchased.

     A tendering Unit Holder will be allocated the Unit Holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit Holder will assign to the Purchaser its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit Holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.

     Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Unit Holder.

                              CERTAIN LEGAL MATTERS

     General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

     State Takeover Statutes. The Partnership was formed under the laws of the State of Delaware, which currently does not have any takeover statute applicable to limited partnerships. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser's right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

     If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered.

     Fees and Expenses. Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Employees of the Purchaser's managing member may solicit tenders of Units without any additional compensation. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the

Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "Certain Information Concerning The Partnership -- General."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                        MILLENIUM MANAGEMENT, LLC

October 13, 2005

                                   SCHEDULE I


                               EXECUTIVE OFFICERS


     The Purchaser's manager is Everest Properties II, LLC, a California limited liability company. The Purchaser has no employees of its own. Both the Purchaser and its manager have the same executive officers and no directors. The business address of each executive officer of Everest Properties II, LLC is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101. Each executive officer is a United States citizen. The name and principal occupation or employment of each executive officer of the Purchaser and Everest Properties II, LLC ("EPII"), are set forth below.

                              Present Principal Occupation or Employment
Name                          Position and Five-Year Employment History

W. Robert Kohorst             President of EPII from 1996 - present.  President
                              and Director of Everest  Properties, Inc.  from
                              1994 - present.  President  and Director of KH
                              Financial,  Inc. from 1994 - present.

David I. Lesser               Executive  Vice  President  and Secretary of EPII
                              from 1996 - present.  Executive  Vice President of
                              Everest Properties, Inc. from 1995 - present.

Christopher K. Davis          Vice  President  and the General  Counsel of EPII
                              since 1998.  Senior Staff Counsel and then
                              Director of Corporate Legal of Pinkerton's, Inc.
                              from 1995 - 1998.

Peter J. Wilkinson            Vice  President and the Chief  Financial  Officer
                              of EPII since 1996.  Chief  Financial Officer and
                              Director of Everest Properties, Inc. since 1996.

                                   APPENDIX A

     The Partnership is subject to the reporting requirements of the Securities Exchange Act of 1934, but has not complied with its public reporting requirements since the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. The last Annual Report on Form 10-K filed by the Partnership was for the year ended December 31, 1998 (the "Last Form 10-K"). The following information has been copied from the Last Form 10-K and supplemented by information that the Purchaser has obtained in the course of becoming the successor general partner of the Partnership. Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser has not independently investigated the accuracy of statements, cannot verify, and therefore takes no responsibility for, the accuracy, inaccuracy, completeness or incompleteness of any of the information taken from the Last Form 10-K.

                                     PART I

Item 1. Business

Secured Investment Resources Fund, L.P. II ("Partnership") is a Delaware limited partnership formed pursuant to the Delaware Revised Uniform Limited Partnership Act on July 1, 1986. According to the Last Form 10-K, the Partnership was formed with the intent to engage in the business of acquiring, improving, developing, operating and holding for investment, income-producing real properties with the objectives of (i) preserving and protecting the Partnership's capital; (ii) providing cash distributions from operations; (iii) providing capital growth through property appreciation; and (iv) increasing equity in property ownership by the reduction of mortgage loans on Partnership properties. The term of the partnership is sixty (60) years from the date of the Partnership Agreement or the date of which all the assets acquired by the partnership are sold or converted to cash. According to the Last Form 10-K, on September 24, 1988, the Partnership closed its offering, having received gross proceeds of $26,830,500 from the sale of 53,661 units of limited partnership interests. According to the Last Form 10-K, the Partnership originally acquired eight properties, which included four apartment communities, three shopping centers and a health care facility. According to the Last Form 10-K, as of December 31, 1998, the Partnership had made cash distributions to Limited Partners of $5,046,241 for the period April 1, 1987 through December 31, 1998.


                                     PART II
Item 2.  Properties

The Partnership owns three properties:

Sunwood Village Apartments in Las Vegas, Nevada, which has 252 units and, as of June 30, 2005, had gross scheduled rents of $2,173,944 per annum;

Oak Terrace Retirement Apartments in Springfield, Illinois, which has 129 units and, as of June 30, 2005, was 85.3% occupied and had gross scheduled rents of $1,258,980 per annum; and,

Bayberry Crossing Shopping Center in Lee's Summit, Missouri, which has 56,113 Sq.Ft. and, as of June 30, 2005, had 20 tenants, occupying approximately 87% of the rentable square feet, with an average rent of $10.08 per Sq. Ft.

In March 2005, the Partnership received notice that the foreclosure process for the Sunwood Apartments property had been recommenced. Millenium was able to reach an agreement with the lender by which the lender accepted a partial payment of the total overdue amount on the loan, thereby saving the property from the threat of foreclosure. To perform that agreement, the Partnership borrowed approximately $800,000 from affiliates of Millenium and the property's independent management company that were willing to make such a loan.

A company called Mega Ventures has sued to try to enforce an agreement to sell Sunwood signed by the former general partners, for $12.6 Million. Millenium believes the contract was terminated or is otherwise not enforceable and believes it is in the best interest of the Partnership not to sell Sunwood for the price to which the Former General Partners agreed; therefore, Millenium intends to cause the Partnership to vigorously defend the lawsuit, which is filed in the District Court, Clark County, Nevada, Case No. A500656, and captioned Mega Ventures, LLC v. Sunwood Village Joint Venture, LP, et al.

The Partnership's properties have suffered from years of neglect and have substantial deferred maintenance. All three of the remaining properties in the Partnership are in dire need of significant repairs and replacements that will require a substantial investment of new capital, if it is determined that such an investment would be justified in lieu of or as a predicate to selling the properties.


                                 FINANCIAL DATA

The Former General Partners had not filed any current reports or sent updated financial information to the Limited Partners for periods after the third quarter of 1999. The following financial data has been copied or derived from information obtained by the Purchaser as a result of taking over as the new general partner of the Partnership, except information for periods after March 2005 is obtained through the Purchaser's role as the successor general partner of the Partnership. The information is not audited and at this time the Purchaser has no means to verify the accuracy or completeness or compliance with generally accepted accounting principles of any information obtained from the Former General Partners. Nevertheless, it represents the most current available information.



SECURED INVESTMENT RESOURCES FUND, LP II
CONSOLIDATED BALANCE SHEETS

                                         June 30,    December 31,   December 31,
                                           2005         2004           2003
                                       (unaudited)   (unaudited)    (unaudited)
ASSETS

INVESTMENT PROPERTIES
       Land and Buildings               $24,515,510  $24,491,742   $27,368,719
       Furniture ,Fixtures
         and equipment                    2,112,914    2,041,809     2,156,054
                                        --------------------------------------
                                         26,628,424   26,533,551    29,524,773
       Less accumulated depreciation     13,846,147   13,607,054    14,804,685
                                        --------------------------------------
                                        $12,782,277  $12,926,497   $14,720,088
                                        --------------------------------------
CURRENT ASSETS
Cash                                        610,217   $1,448,605     ($116,817)
Rent and other receivables
       less allowance
       of $54,945 in 2004,
       $60,600  in 2003,
       $57,646 in 2002                    3,400,518      572,193       237,118
Debt issuance costs, net of accumulated     626,953      645,835       580,080
       Amortization of $642,568
       in 2004,$567,040 in
       2003,and $491,512 in 2002
Commercial commissions, deposits and other  580,187      348,663       432,721
Due from related parties                    808,946    3,660,840     3,549,152
Sinking Fund                                639,745      568,143       439,535
Restricted deposits                         792,518      613,764       525,798
                                        --------------------------------------
                                         $7,459,084   $7,858,043    $5,647,587
                                        --------------------------------------

                                        --------------------------------------
TOTAL ASSETS                            $20,241,361  $20,784,540   $20,367,675
                                        --------------------------------------

LIABILITIES AND PARTNERSHIP CAPITAL

Mortgage debt                           $12,149,487  $12,337,352   $12,393,479
Bond debt                                 9,037,800    9,000,000    $9,611,709
Accrued interest                             76,669    1,109,471       153,258
Accounts payable and accrued expenses       513,787      442,890       589,113
Due to related parties                            0            0             0
Unearned revenue                             14,340       16,525         7,981
Tenant security deposits                    144,511      139,174       136,514

                                        --------------------------------------
TOTAL LIABILITIES                       $21,936,594  $23,045,412   $22,892,054
                                        --------------------------------------

PARTNERS CAPITAL (DEFICIT)
       Capital Contribution             $16,755,667  $15,955,667   $15,955,667
       Partnership deficit              (18,450,750) (18,216,539)  (18,480,046)

                                        --------------------------------------
TOTAL PARTNER CAPITAL (DEFICIT)         ($1,695,083) ($2,260,872)  ($2,524,379)
                                        --------------------------------------

                                        --------------------------------------
TOTAL LIABILITIES AND
    PARTNERSHIP CAPITAL                 $20,241,511  $20,784,540   $20,367,675
                                        --------------------------------------




SECURED INVESTMENT RESOURCES FUND, LP II

CONSOLIDATED STATEMENTS OF OPERATIONS
                                         Six Months
                                        Ended June 30,  Years ended December 31,
                                            2005           2004        2003
                                         (unaudited)    (unaudited) (unaudited)
REVENUES
       Rents                             $2,532,236     $5,163,866  $5,197,166
       Interest                              11,882          6,459     225,157
       Maintenance escalations               41,522         80,557           0
                                         -------------------------------------
TOTAL REVENUE                            $2,585,640     $5,250,882  $5,422,323
                                         -------------------------------------

OPERATING AND ADMINISTRATIVE EXPENSES
       Repairs and maintenance             $129,034       $419,947    $247,138
       Payroll                              316,152        725,669     725,430
       Utilities                            184,097        311,513     283,282
       Other operating expenses             340,171        765,198     764,536
       General and administrative expenses  433,874        333,736     246,289
       Management fees                      104,539        248,354     348,347
       Insurance                             69,574        207,754     204,674
       Property Tax                         203,849        424,660     395,034
                                          ------------------------------------
TOTAL OPERATING EXPENSES                 $1,781,290     $3,436,831  $3,214,730
                                          ------------------------------------

NET OPERATING INCOME (LOSS)                $804,350     $1,814,051  $2,207,593

NON OPERATING EXPENSES
       Interest expense                    $780,589     $1,904,772  $1,450,771
       Depreciation and amortization        257,976        776,158     983,176
       Profit on sale of property                 0     (1,130,387)          0

                                          ------------------------------------
PARTNERSHIP INCOME (LOSS)                 ($234,215)      $263,508   ($226,354)
                                          ------------------------------------

Allocation of income (loss):
       General partners                     ($2,342)        $2,635     ($2,264)
       Limited partners                    (231,873)       260,873    (224,090)
                                          ------------------------------------
                                          ($234,215)      $263,508   ($226,354)
                                          ------------------------------------

Partnership income (loss)
       per limited partner unit              ($4.38)         $4.92      ($4.23)



SECURED INVESTMENT RESOURCES FUND, LP II

CONSOLIDATED STATEMENT OF CASH FLOWS
                                         Six Months
                                        Ended June 30,  Years ended December 31,
                                            2005           2004        2003
                                         (unaudited)    (unaudited) (unaudited)
OPERATING ACTIVITIES
       Partnership loss                   ($234,215)      $263,508   ($226,354)
           Adjustments to
             reconcile loss to
             net cash
           provided by operating
             activities:
               Depreciation and
                 amortization               257,976        776,158     983,176
               Profit on sale of
                 property                         0     (1,130,387)          0
           Change in assets and
             liabilities:
               Rents and other
                 receivables               (113,260)      (335,075)   (221,994)
               Commercial commissions,
                 deposits and other        (231,524)        84,058     (17,899)
               Accrued interest          (1,032,802)       956,213    (254,383)
               Accounts payable
                 and accrued expenses        70,897       (146,223)     22,408
               Unearned revenue              (2,185)         8,544      (9,891)
               Tenant security deposits       5,337          2,660         464
                                         -------------------------------------
NET CASH PROVIDED BY
   OPERATING ACTIVITIES                 $(1,279,776)      $479,456    $275,527
                                         -------------------------------------

INVESTING ACTIVITIES
       Improvement to
         investment properties             ($94,873)      ($33,313)  ($160,792)
       Sale of property                           0      1,503,669           0
       Restricted deposits                 (178,754)       (87,966)   (112,914)

                                         -------------------------------------
NET CASH USED IN
   INVESTING ACTIVITIES                   ($273,627)    $1,382,390   ($273,706)
                                         -------------------------------------

FINANCING ACTIVITIES
   Avances to related parties              $136,829      ($111,688)   $577,921
   Advances from related parties                  0              0           0
   Principal payments on mortgage debt     (188,012)       (56,128)   (212,745)
   Principal payments on bond debt           37,800              0     (72,552)
   Capital contributed                      800,000              0           0
   Increase in sinking fund                 (71,602)      (128,608)   (117,324)
                                         -------------------------------------
NET CASH PROVIDEDBY (USED IN)
   INVESTING ACTIVITIES                    $715,015      ($296,424)   $175,300
                                         -------------------------------------

INCREASE IN CASH                          ($838,388)    $1,565,422    $177,121

CASH AT BEGINNING OF YEAR                 1,448,605       (116,817)   (293,938)

                                         -------------------------------------
CASH AT END OF YEAR                        $610,217     $1,448,605   ($116,817)
                                         -------------------------------------


     The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below.

     Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser's expense.



October 13, 2005                               MILLENIUM MANAGEMENT, LLC




                            Millenium Management, LLC
                           199 South Los Robles Avenue
                                    Suite 200
                           Pasadena, California 91101


                        (800) 611-4613 or (626) 585-5920
                            Facsimile: (626) 585-5929